

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Via E-mail
Mr. J. Chris Verenes
Chief Executive Officer
Security Federal Corporation
238 Richland Avenue Northwest
Aiken, South Carolina 29801

Re: **Security Federal Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2014
        Filed March 20, 2015
        File No. 000-16120

Dear Mr. Verenes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Exhibit 13 – Annual Report to Shareholders

Report of Independent Registered Public Accounting Firm, page 32

1. We note that your independent auditors report identifies the periods covered by the report to include the financial statements for the years ended December 31, 2014 and 2013. However, we also note that you have included audited financial statements for the nine-months ended December 31, 2012 in your filing which are not referenced in the audit opinion. Please tell us how you determined that the included independent auditors report complies with the requirements of Rule 2-02(c) of Regulation S-X and PCAOB AU Section 508 or revise your filing as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief